European Committee Grants Positive Opinion On Survival Claim For
MabCampath(R)

Berlin, June 25, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) and ILEX(TM) Oncology, Inc. (NASDAQ: ILXO) announced today that the European Committee for Proprietary Medicinal Products (CPMP) has granted a positive opinion on the addition of survival data to the label for the drug MabCampath(R) (alemtuzumab) in the European Union.

The results of the Phase II multi-center trial (CAM 211, Study I) that led to the drug's regulatory approval was published in Blood in May 2002. Following MabCampath(R) therapy in these heavily pre-treated refractory patients with B-CLL, median survival was 16 months, which is 6-8 months longer than what is expected from historical experience in this population that is refractory to fludarabine. Among the one-third (31 of 93) patients who responded (CR or PR) median survival is now 33 months. The European Commission originally approved MabCampath(R) for marketing in July 2001, shortly after the drug received accelerated approval by the U.S. Food & Drug Administration.

"MabCampath(R) offers physicians and patients an innovative treatment option," said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics at Schering AG, Germany. "The unique benefit of MabCampath(R) for patients with this fatal disease is that MabCampath(R) clears both the blood and bone marrow of malignant cells but leaves healthy stem cells untouched, allowing the patient to recover and potentially remain disease-free for a longer time period."

"The ability of MabCampath(R) to increase survival in this heavily treated population underscores the effectiveness of this drug in chronic lymphocytic leukemia (CLL)," said Jeffrey H. Buchalter, ILEX President and CEO "To our knowledge, MabCampath(R) will become the only oncology drug in Europe approved for fludarabinephosphate-refractory patients with survival data in its labeling."

MabCampath(R) is approved for the treatment of patients with chronic lymphocytic leukemia (CLL) who have been treated with alkylating agents and have failed Fludara(R) treatment.

Schering AG, Germany holds exclusive worldwide marketing and distribution rights to MabCampath(R). The product is marketed in the U.S. by Berlex Laboratories, Inc., a U.S. affiliate of Schering AG, Germany, as
Campath(R).

About CLL
CLL is the most prevalent form of adult leukemia, annually affecting approximately 60,000 people in the United States and 60,000 in Europe. The disease is most commonly diagnosed in people age 50 and older. CLL is characterized by the accumulation of functionally immature white blood cells (lymphocytes) in the bone marrow, blood, lymph tissue, and other organs of the body. Two types of lymphocytes are present in the blood, B cells and T cells. About 95% of CLL cases involve cancerous B cells. Because these B cells have a longer than normal life span, they begin to build up and 'crowd out' the normal, healthy blood cells. The accumulation of functionally immature cells leads to the weakening of the immune system. This causes infection and/or other symptoms such as fatigue, bone pain, night sweats, and decreased appetite and weight loss.

About MabCampath(R)
MabCampath(R), is the first and only humanized monoclonal antibody approved for CLL and the first drug with proven efficacy in CLL patients who have failed both alkylating agents and Fludara(R) treatment. No other therapy has shown comparable efficacy in this group of patients. MabCampath(R) has a completely different mode of action compared with conventional therapy by selectively targeting the CD52 antigen on the malignant lymphocytes. This activates processes leading to lysis, the death of the malignant cells. These processes result in the removal of the malignant lymphocytes from the blood, bone morrow, and other affected organs, which in turn can lead to an increase in life expectancy. Healthy stem cells are not attacked thus allowing the recovery of the immune system.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de
Your contacts in the US:
Media Relations: Kimberley Jordan, T:+1-973-487 2592, kimberley_jordan@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng